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Chief Strategist and Chief Revenue Officer

Lehi, Utah

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Kailo Energy

University of Utah

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500+ connections

SUCCESSFUL SALES STRATEGIST, SALES AND MARKETING LEADER, CLICK FUNNELS CERTIFIED PARTNER, START-UP AND FORTUNE 100 EXPERTISE Outstanding and refined executive relationship and leadership skills. Successful history of driving top sales results and improving revenue and profit...

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Experience

Kailo Energy

Chief Revenue Officer

Kailo Energy

Aug 2017 – Present • 10 mos

Global

As CRO for Kailo Energy, the new global leader in seamlessly integrated back-up power for essentials, my role is to establish and drive a global sales and business development strategy. Kailo is currently growing its network of qualified energy and solar resellers and partner ecosystem. Contact us today to learn more. Kailo's powerful and light-weight unit easily detaches from its home integrated docking station for your everyday portable power needs.

Lift Avenue

Chief Strategist, Founder and Chairman

Lift Avenue

Jan 2017 – Present • 1 yr 5 mos

United States

Lifting businesses and individuals through crafting strategies and campaigns that increase traffic, leads, conversions, and sales. As a Click Funnels Certified Partner, our team has the tools and expertise to lift businesses and sales to new heights.

Seagate Technology

Sr. Account Executive

Seagate Technology

Apr 2016 – Aug 2017 • 1 yr 5 mos

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Seagate ClusterStor - No Assembly Required

Intel Corporation

Business Development Manager, High Performance Data Division
Intel Corporation
Mar 2014 – Apr 2016 • 2 yrs 2 mos

Intel's High Performance Data Division is at the industry forefront of the most complex and rich eco-systems of high performance software solutions for the data center. As the global lead with major enterprise OEM's and strategic partners, my focus is on development of long term business relationships, management of sustainable sales growth, and team leadership toward reaching and exceeding sales goals and objectives.

DataDirect Networks

Director, WW Channel Sales
DataDirect Networks
Nov 2012 – Mar 2014 • 1 yr 5 mos

Managed Tier 1 sales channel and OEM partner relationships and sales activities worldwide. DDN is a manufacturer of high performance storage and big data solutions.

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Education

University of Utah

University of Utah
B.S., Organizational Communication
1996 – 1998

Volunteer Experience

United States Soccer Federatio

Competitive Head Coach
United States Soccer Federation
2009 – Apr 2016 • 7 yrs
Children

The Church of Jesus Christ of Latter-day Saints

Ambassador / Missionary - Alaska
The Church of Jesus Christ of Latter-day Saints
Apr 1994 – May 1996 • 2 yrs 2 mos
Education

Full time volunteer work and community service in Alaska.



